Rental Marketplace, LLC
Profit and Loss Standard
January through December 2017

	Jan – Dec '17
Income	
Rental Income	5,393.71
Total Income	**5,393.71**
Expense	
General & Administrative	
Accounting	5,379.99
Consultants & Outside Provi…	24,500.00
Insurance Expense	16,169.99
Legal Fees	
Business Licenses and Per…	2,240.64
Legal Fees – Other	1,125.00
Total Legal Fees	3,365.64
Miscellaneous	121.82
Office Rent Expense	781.12
Public Relations	9,084.00
Supplies	3,703.67
Telephone & Internet	4,798.24
Travel & Enter.	
Automobile Expense	4,989.74
Meals and Entertainment	3,547.07
Travel & Enter. – Other	15,472.44
Total Travel & Enter.	24,009.25
Web Hosting & Backup	13,763.65
Total General & Administrative	**105,677.37**
Marketing	
Digital Media	625.00
General Media	11,865.00
Retail Sales & Marketing	281.00
Marketing – Other	166,636.61
Total Marketing	**179,407.61**
Bank Service Charges	710.49
Equipment Rental	4,098.32
Personnel Cost	
Marketing Team	5,740.00
Technology	
Mobile App Development	1,500.00
Technology – Other	50,589.86
Total Technology	52,089.86

Rental Marketplace, LLC
Profit and Loss Standard
January through December 2017

	Jan – Dec '17
Total Personnel Cost	57,829.86
Postage and Delivery	702.47
Repairs and Maintenance	937.29
Total Expense	349,363.41
Net Income	–343,969.70